

July 17, 2014

Via E-mail
John Lai
President and Chief Executive Officer
PetVivo Holdings, Inc.
12100 Singletree Lane, Suite 186
Eden Prairie, MN 55344

> **Re: PetVivo Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 7, 2014**
> **File No. 000-55167**

Dear Mr. Lai:

We have reviewed the above-referenced filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1

Amendment to the Articles of Incorporation to Decrease Authorized Common Stock, page 4

1.   We note that you propose to reduce your authorized common stock from four billion to two hundred fifty million shares and effect a 1-for-500 reverse stock split of your issued and outstanding shares. Together, these corporate actions will have the effect of creating a significant amount of newly available authorized shares of common stock relative to shares of outstanding stock. Specifically, we note that while approximately 6% of your authorized shares are currently available for issuance, up to 97% of your authorized shares will be available for issuance after the decrease in authorized common stock and reverse stock split are implemented. Please revise your disclosure to clearly reflect the impact these proposals will have on your ability to issue new shares and potentially severely dilute the interests of existing shareholders.

2.   To facilitate understanding, please disclose in tabular format the number of shares of common stock currently authorized, issued and outstanding, reserved for issuance, and authorized but unissued, and the number of shares in those same categories after giving effect to the reverse stock split and decrease in authorized common stock. Please also include the percentage of the authorized shares of common stock available for issuance both before and after the reverse stock split and decrease in authorized common stock.

3.   Please discuss the possible anti-takeover effects of creating a significant number of newly available authorized shares of common stock on a percentage basis.

4.   Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If you do not, please disclose that you have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Luna Bloom, Staff Attorney, at (202) 551-3194, or in her absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Robert Knutson, Esq.